FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item
1	Relevant Information dated January 9, 2020

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Issuer”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Further to the material fact announcement dated 9 January 2020 (registration number 285713), and having satisfied the conditions to which the redemption of the outstanding Series I/2014 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities, with ISIN code XS1043535092 and common code 104353509, which are traded on the Global Exchange Market of the Irish Stock Exchange (the “CoCos”), was subject to, Banco Santander announces its irrevocable decision to carry out the optional early redemption of all of the CoCos on the next distribution payment date falling on 12 March 2020 (the “Early Redemption Date”).

With the publication of this material fact announcement and the other foreseen notices in the Conditions of the Preferred Securities of the relevant prospectus of the CoCos (Offering Circular dated 6 March 2014) (the “Terms and Conditions”), the obligation to give notice to the holders of the CoCos of the irrevocable decision to redeem the issue is fulfilled.

The early redemption price, which will be equal to the outstanding nominal value (liquidation preference in the terminology of the Terms and Conditions) of each CoCo plus any accrued and unpaid distribution associated to each CoCo up to (but excluding) the Early Redemption Date, will be paid to the holders of the CoCos by the Principal Paying Agent, in accordance with the Terms and Conditions, on 12 March 2020.

Boadilla del Monte (Madrid), 15 January 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 15, 2020	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer